Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.                                      Reporting Issuer

Orezone Resources Inc. (“Orezone”)

290 Picton Street, Suite 201

Ottawa, Ontario

K1Z 8P8

2.                                      Date of Material Change

August 14, 2007.

3.                                      Press Release

The press release was dated August 14, 2007.

4.                                      Summary of Material Change

On August 14, 2007 Orezone announced its submission of an environmental and socio-economic impact assessment of the Essakane Project (the “ESIA”) to the Burkina Faso Minister of Environment.

5.                                      Full Description of Material Change

On August 14, 2007 Orezone announced its submission of the ESIA to the Burkina Faso Minister of Environment, beginning a three month approval process of the environmental plan required for the award of a mining permit. The ESIA was developed by Knight Piesold Ltd. and RePlan.

In addition, a budget of US$15.6 million was approved by Gold Fields Limited (“Gold Fields”) on behalf of the project, to finance activities until the end of December 2007. During this period Orezone and Gold Fields expect to: (i) submit, upon its completion, a full feasibility study to the governmental authorities; (ii) conduct a detailed engineering design of Essakane mine facilities and infrastructure; (iii) consult with affected Essakane communities on potential development of a mining project; and (iv) establish a mining convention with the government of Burkina Faso.

6.                                      Reliance on Subsection 75 (3) of the Ontario Securities Act or Equivalent Provisions

Not applicable.

7.                                      Omitted Information

Not applicable.

8.                                      Senior Officers

The following senior officer of Orezone is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Ron Little

Chief Executive Officer

290 Picton Street, Suite 201

Ottawa, Ontario

K1Z 8P8

(613) 241-3699

9.                                      Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Ottawa, Ontario this 19th day of October, 2007.

/s/ Ron Little
Ron Little
Chief Executive Officer